October 12, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Kevin Woody, Accounting Branch Chief
Shannon Sobotka, Staff Accountant
100 F Street, N. E.
Washington D.C. 20549

Re:     PICO Holdings, Inc.
Form 10-K for the year ended December 31, 2011 filed February 29, 2012.
File No. 033-36383

Dear Mr. Woody and Ms. Sobotka:

Thank you for your letter dated September 26, 2012 with respect to our Form 10-K for the year ended December 31, 2011. We appreciate that the Staff's comments are designed to enhance the overall disclosures to shareholders and other readers of our filings in order to assist them in better understanding our business and operations and the risks and uncertainties inherent in those operations. We understand you may ask for additional information once you review the following responses to your requests.

To assist your review, we have restated the comments from the September 26, 2012 letter followed by our response.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition…, page 29
Results of Operations, page 54

1. Please tell us why changes in assumptions relating to the sales price of your Carson Lyon water assets and timing of future estimated sales did not lead to an impairment charge for the year ended December 31, 2011. In addition, describe the specific events that occurred in the third quarter of 2011 that drove the assumption changes.

We respectfully inform the Staff that the two primary intangible assets we own are: water credits and pipeline rights at Fish Springs Ranch, which can provide water to the North Valleys area of Reno, Nevada, and water rights at Carson Lyon, which could supply water to areas of Lyon County, Nevada. Although these assets are located in a similar region in Nevada, these assets serve different and distinct markets and are subject to different micro-economies based on their location, demographics and local water supplies. Furthermore, while the discounted cash flow models we use to calculate a fair value for these assets use similar inputs including expected future water price, price escalation, discount rates, absorption rates and quantities, timing of sales, and estimated costs, the results of the two models are determined independently as the assets are located and serve different and distinct markets.

The changes in our sale price assumptions, driven by a decrease in the expected sales prices for our water rights at Carson Lyon did not lead to an impairment charge in 2011 because another variable used in our discounted cash flow model for our Carson Lyon water rights, the discount rate, had decreased from its previous level in 2010. The result of the 2011 calculation was a fair value for the asset that was in excess of the carrying value.

The specific event that drove the sales price assumption change occurred when we learned that a supplier of water in the Reno area reduced their quoted price for the water they sell. This price decline was deemed an impairment indicator not only for the Fish Springs assets, but also for the Carson Lyon water rights. The price decline, coupled with the slowdown in housing starts and resulting expected future absorptions of our water credits, caused us to record an impairment charge on our asset at Fish Springs.

In conjunction with identifying this impairment indicator, we also considered the impact on our water rights at Carson Lyon. While the price decline was related to a different market and economy in Reno, we concluded that it was likely that the price of our water rights in Carson Lyon had also declined. In updating the valuation model for the Carson Lyon asset:

1) We changed the pricing variable by lowering our expected sales price;
2) we reviewed but left unchanged our assumptions regarding water absorption rates, quantities and resulting estimated timing of future sales, as the data used in our previous estimate at December 31, 2010 remained appropriate;
3) we updated the discount rate, which at September 30, 2011 had declined from the discount rate used in our previous impairments test at the end of 2010. This decline was due entirely to the drop in the rate of the 20 year US Treasury bond, the instrument we use as the risk-free rate for this project. Based on management's judgments surrounding the facts and circumstances, the other assumptions utilized in determining our discount rate that are designed to reflect the regulatory, operational and financial risk of the project, remained consistent with previous values.
The combined effect on the valuation of our water rights at Carson Lyon due to the decrease in our expected future sales price, and the decline in the discount rate resulted in a fair value that was in excess of the asset's carrying value at September 30, 2011. Consequently, we concluded that there was no impairment on our Carson Lyon water rights asset at September 30, 2011. Furthermore, when we updated these inputs and assumptions for the Carson Lyon water rights at December 31, 2011, we concluded that no further impairment charge on this asset was necessary.

2. Please tell us how you determined that a full valuation allowance was not necessary for deferred tax assets for the year ended December 31, 2010. Specifically detail the positive and negative evidence used to support your decision under paragraphs 21 and 22 of ASC Subtopic 740-10-30.

ASC 740-10-30-21 lists the following items of negative evidence:

•	Cumulative losses in recent years

•	A history of operating losses or tax credit carryforwards expiring unused

•	Losses expected in early future years

•	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years

•
A carryback, carryforward period that is so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year, or (2) the enterprise operates in a traditionally cyclical business

Additionally, ASC 740-10-30-22 provides the following examples of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence:

•	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax assets.

•	Excess appreciated asset value over the tax basis of the assets of the entity's net assets in an amount sufficient to realize the deferred tax asset.

•	A strong earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition.

Application to the Company

ASC 740-10-30-21 states that “cumulative losses in recent year” are a form of negative evidence for entities to consider in evaluating the need for a valuation allowance and is a significant piece of negative evidence that must be overcome. Although not specifically addressed in the ASC 740 guidance, the Company has interpreted “cumulative losses in recent years” as the pre-tax income or loss from continuing operations adjusted for permanent differences for a cumulative three-year period.

As of December 31, 2010, the Company had federal and state deferred tax assets of approximately $49.7 million, for which a valuation allowance of approximately $3.6 million had previously been recorded related solely to certain state deferred tax assets. Of the $49.7 million of federal and state deferred tax assets, approximately $44.5 million is related to federal deferred tax assets. The makeup of the deferred tax assets are deductible temporary differences that are scheduled to reverse over the course of time (e.g., deferred compensation, stock based compensation, the impairment of certain investments for book purposes and certain book reserves). Approximately $1 million of the total $44.5 million of deferred tax assets represents tax credit carryforwards related to foreign tax credits.

Consideration of Negative Evidence:

1)	Significant Reported Losses:

Although the Company did not have cumulative losses for the previous three years, the Company did generate significant losses during 2009 and 2010. During 2009 and 2010 we reported pre-tax losses of $41 million and $20 million, respectively.

2)	History of Expiring Net Operating Losses or Tax Credits:

The Company has never had any federal net operating losses, federal income tax credits, or any other federal tax attribute expire unused.

3) The Company considered the other indicators of negative evidence and determined we did not have any of the other indicators.

Consideration of Positive Evidence:

1)	Excess Appreciated Asset Value over Tax Basis of Assets:

ASC 740-10-30-22(b) states that “excess appreciated asset value over the tax basis of the assets of the entity's net assets in an amount sufficient to realize the deferred tax asset” may represent positive evidence of future taxable income that could justify a conclusion that deferred tax assets are realizable. We consider this attribute one of the primary factors that support our conclusion that a valuation allowance was not necessary at December 31, 2010. The nature of our Company emphasizes growth in shareholder value as seen in our historical growth of shareholders' equity. We are not a short-term earnings driven Company. Our goal is to manage our operations to achieve a superior return on net assets over the long-term. One of our principal business activities relates to purchasing assets that we believe are trading at distressed prices that will recover, holding and developing the assets until they have appreciated to their highest and best use, and disposing of them at a future gain.

As of December 31, 2011, we operated in five distinct operating segments; water resource and water storage operations, real estate operations, insurance operations in “run off”, agribusiness operations through a canola seed crushing plant, and corporate operations consisting of cash, marketable debt and equity investments. Our assets primarily consist of water resource and water storage assets and real estate assets. Since we do not necessarily intend to hold and operate all of these assets but rather dispose of them in sale transactions, we considered whether the sale of these assets would result in taxable income that is sufficient to realize our net deferred tax assets.

As of December 31, 2010, the net book value of our assets was approximately $571 million. As of December 31, 2010, based on our market capitalization, the estimated fair value of our net assets was approximately $722 million. The market's estimate of our fair value was supported by the Company's historical profit margins achieved on the sale of real estate and third party offers received for real estate properties. As our marketable securities are carried at fair value, the excess of the estimated fair value over book value primarily represents the market's expectation of the future income on our real estate and water assets. Such assets were carried on the books at a cost of approximately $356 million at December 31, 2010. The unrealized appreciation of $151 million translates into an expected profit margin of approximately 30%, which is consistent with the gross margins we have generated in real estate sales reported by UCP and the potential gains that we could have realized had we accepted certain third-party offers.

Based on this analysis, the Company believes the market capitalization represents objective evidence that the real estate and water assets will provide sufficient future taxable income to utilize our net deferred tax assets as follows:

Total shares outstanding @ 12/31/10 (million)		$22.7
Stock price @ 12/31/10		$31.80
Market capitalization @ 12/31/10 (million)		$722

Total net assets @ 12/31/10 (million)		$571
Excess fair value over book value (million)		$151	[1]
Real estate and water assets @ 12/31/10 (million)		$356
Real estate and water assets + unrealized gain (million)		$507	[2]

Expected profit margin	[1] / [2] =	30%

2)	Cumulative Income / Losses in Recent Years:

The Company's cumulative pretax income adjusted for permanent differences was $2.9 million and taxable income was $24 million, as follows (in millions):

Year	Pre-tax Book Income (Loss)	Permanent Additions (Deductions)	Adjusted Pretax Book Income (Loss)	Taxable Income (Loss)
2008	$56.4	$4.5	$60.9	$40.4
2009	(40.7)	6.2	(34.5)	(13.3)
2010	(19.8)	(3.7)	(23.5)	(3.1)
Cumulative	$(4.1)	$7.0	$2.9	$24.0

3)	Deferred Income Tax Liabilities Related to Excess Appreciated Assets:

At December 31, 2010, the Company had approximately $10.6 million of net deferred tax liabilities related to unrealized appreciation on marketable securities. We estimated that any deferred tax liabilities on these securities would reverse within the 20-year carry forward period. Furthermore, as a tax planning strategy, the Company would likely sell securities to trigger the deferred tax liability if this was the only means available to utilize any expiring net operating losses or other attribute carryovers.

4)	Taxable income in prior carryback year(s) if carryback is permitted under the tax law:

Due to the Worker, Homeownership, and Business Assistance Act of 2009 (HR 3845), we were able to carry back the full federal NOL generated in 2009 for an income tax refund. Since the Company began operations in 1982, the Company has not had any tax attributes expire unutilized. For the 2010 tax year, we were expecting to generate a federal net operating loss of $3.1 million and expected to carry back the full net operating loss to 2008 for a refund of $1.1 million.

Determination at December 31, 2010:

Based on the above, at December 31, 2010, we concluded that the objective positive evidence was enough evidence to outweigh the negative evidence of the reported losses in 2010 and 2009. Consequently, we concluded that it was “more likely than not” that the Company's federal net deferred tax asset would be realized in the future, and a valuation allowance was not needed at December 31, 2010.

Notes to Consolidated Financial Statements…,page 91
Nature of Operations and Significant Accounting Policies, Noncontrolling Interest, page 92

3. Please provide additional details regarding your decision to reverse previously attributed losses, including the accounting literature relied upon by management to support reversal.

In response to the Staff's request, we respectfully inform the Staff that upon allocating the impairment charge on our intangible assets (discussed in part in question 1 above) to the parent and noncontrolling interest, where the Company is the parent with a 51% ownership interest in the partnership, we reviewed the accounting treatment we adopted in allocating income and losses under FASB Statement 160 in light of certain paragraphs in ASC 810, Consolidations. Upon further review of the accounting treatment we employed at the adoption of SFAS 160, we determined that treatment was incorrect.

The partnership in question is consolidated in the Company's financial statements as the Company owns a controlling interest and funds 100% of the operating costs. The partnership is governed by an operating agreement that stipulates distributions of cash that differ from relative ownership interests with the following priority:

1)	To the parent to the extent that there are unpaid preference returns owed to the parent;

2)	to the parent to the extent that there are unreimbursed capital contributions of the parent;

3)	to the noncontrolling interest to the extent that there are unreimbursed capital contributions of the noncontrolling interest and;

4)	to the parent and noncontrolling interest equally, to the extent that there are incremental distributions of the partnership.

Prior to SFAS 160, the losses of the partnership were allocated using the relative ownership interest and losses had reduced the equity balance of the noncontrolling interest to zero. Once the noncontrolling interest equity balance was reduced to zero, the Company accrued 100% of the losses. In applying the guidance of SFAS 160 at adoption, we continued allocating losses to the noncontrolling interest using the relative ownership interests.

Events in 2011:

During the third quarter of 2011, we recorded an impairment charge on the water credits and pipeline right owned in the partnership and at that time, we reviewed our accounting policy adopted under SFAS 160 in conjunction with certain guidance found in ASC 810-10, and guidance found at ASC 810-10-45-19 and 49-20 and ASC 810-10-45. In applying this guidance, we concluded the allocation of profits and losses of the partnership should have been based on the member's rights to ordinary distributions (i.e. in accordance with the distribution preference stated in the operating agreement) rather than relative ownership interest that we had previously used to attribute losses to the parent and noncontrolling interest.

In reaching this conclusion, we specifically considered the guidance at ASC 810-10-45-19 and 49-20, which states the following:

Revenues, expenses, gains, losses, net income or loss, and other comprehensive income shall be reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to the owners of the parent and the noncontrolling interest. Net income or loss and comprehensive income or loss, as described in Topic 220, shall be attributed to the parent and the noncontrolling interest.

ASC 810-10 does not provide detailed guidance on making this attribution. Paragraph B38 of
Statement 160's Basis for Conclusions states that "entities were making attributions before [Statement 160] was issued and those attributions generally were reasonable and appropriate."

We also considered interpretive guidance regarding ASC 8l0-l0-45 issued by Deloitte which states a contractual agreement might specify investors 'allocations of a subsidiary's profits and losses, certain costs and expenses, distributions from operations, or distributions upon liquidation that are different from relative ownership percentages. For example, certain entities have complex capital structures and operating agreements whereby certain equity holders may earn certain fees or preferential returns relative to those of other equity holders. The entity should consider the substance and totality of such agreements when determining how an increase or decrease in net assets of the subsidiary will affect cash payments to the parent and the noncontrolling interest over the life of the subsidiary and upon its liquidation. The Deloitte guidance further discusses the allocation of losses when a contractual agreement might specify each investor's obligation to absorb a subsidiary's losses at different times in the subsidiary's life or on the basis of varying conditions. Such an obligation to absorb losses may be explicit or implicit. For example, certain partnership agreements may specify that each partner should be allocated its pro rata share of losses to the extent that each has a positive capital balance. However, such partnership agreements may explicitly require the allocation of the losses to certain partner(s) during times when the capital balances of another partner or other partners zero or negative.

Conclusion:

Given the distribution requirements noted above, we concluded that the income and loss of the partnership should have been allocated between the parent and noncontrolling interest based on the preference priority listed above. As the noncontrolling interest's capital account balance had been previously reduced to zero as a result of cumulative losses of the partnership, we believe it is appropriate to allocate subsequent losses of the partnership entirely to the parent. As a result, in the quarter ended September 30, 2011, we corrected the accumulated error by reversing the losses that we had previously attributed to the noncontrolling interest after their account balance was reduced to zero (post FASB 160 adoption losses). The correction resulted in a $5.9 million adjustment to the balance of the noncontrolling interest such that the ending balance was zero with the other side of the entry being recorded in the consolidated statement of operations.

We considered the impact of this error on our current and prior period consolidated financial statements using the SEC Staff Accounting Bulletin No. 99 - Materiality. In consideration of the facts surrounding the error and the limited impact of the error on our consolidated financial statements, we concluded the error was immaterial both quantitatively and qualitatively, and consequently, we recorded the correction in the 2011 financial statements.

PICO Holdings, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be pleased to answer any further questions or provide additional information. I can be reached directly at 858-652-4110.

Sincerely,

/s/ John T. Perri
John T. Perri
Vice President and Chief Accounting Officer
PICO Holdings, Inc.